03011486

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. MAR 5 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-22273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL INSTITUTIONAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 North St. Paul, Suite 2200
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall (214) 720-0055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) An Oath or Affirmation
[X] (c) Statement of Financial Condition
[X] (d) Statement of Income
[X] (e) Statement of Shareholders' Equity
[X] (f) Statement of Cash Flows
[X] (g) Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
[X] (h) Independent Public Accountants' Report on Internal Control Structure Required by SEC Rule 17a-5

OATH OR AFFIRMATION

We, Kristi Wetherington and Tim R. Hall, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Capital Institutional Services, Inc. as of December 31, 2002 and 2001, are true and correct, and such financial statements and supplemental schedule will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

President

DEBRA A. LUCKEY
Notary Public, State of Texas
My Commission Expires
September 05, 2005

Chief Financial Officer and Treasurer

Subscribed and sworn to before me
this 28th day of February 2003.

Notary Public

PRICEWATERHOUSECOOPERS

CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Board of Directors of
Capital Institutional Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capital Institutional Services, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which required that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003

CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

	2002
ASSETS	
Cash	$ 154,739
Short-term investments	28,368,759
Investments	2,391,528
Receivables from brokers and dealers	4,492,702
Deferred research costs	4,363,315
New York Stock Exchange membership, at cost (market value of $2,000,000 at December 31, 2002)	770,000
Furniture and equipment, at cost, less accumulated depreciation of $4,368,533 at December 31, 2002	3,419,267
Other assets	1,473,462
Total assets	$ 45,433,772
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 6,494,792
Accrued commissions and bonuses	2,366,216
Accrued research services	14,839,784
Accrued income taxes	106,523
	23,807,315
Commitments and contingencies	
Shareholders' equity:	
Common stock, $.01 par value, 10,000,000 shares authorized, 21,052 shares issued and 20,842 shares outstanding	211
Additional paid-in capital	29,525
Treasury stock shares at cost (210 shares)	(786,250)
Retained earnings	22,382,971
Total shareholders' equity	21,626,457
Total liabilities and shareholders equity	$ 45,433,772

The accompanying notes are an integral part of this financial statement.

CAPITAL INSTITUTIONAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of offices in Dallas, Texas; New York City, New York; and London, England.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

Research Purchasing Power

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Purchasing Power. It is understood by the Money Managers and the Company that Research Purchasing Power is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Purchasing Power to be a financial instrument. The accumulated Research Purchasing Power of Money Manager is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Purchasing Power balance are reflected in the accompanying statements of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Purchasing Power balance are reflected in the accompanying statements of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

CAPITAL INSTITUTIONAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

The provision for uncollectible negative Research Purchasing Power balances is determined under the direct write-off method, which is not materially different from the allowance method.

Securities transactions

Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Fair value of financial instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Furniture and equipment

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary accounts of introducing brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

2. SHORT-TERM INVESTMENTS

Short-term investments consist primarily of money market funds which are highly liquid instruments readily convertible into known amounts of cash.

3. INVESTMENTS

The cost and estimated market values of investment securities at December 31, 2002, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury notes	$ 2,019,414	$ 2,148	$ (2)	$ 2,021,560
U.S. Treasury bills	99,765	3	-	99,768
Equity securities	418,400	-	(148,200)	270,200
	$ 2,537,579	$ 2,151	$ (148,202)	$ 2,391,528

4. FURNITURE AND EQUIPMENT

The following is a summary of furniture and equipment as of December 31, 2002:

	Estimated Useful Life	2002
Automobile	5 years	$ 62,206
Furniture and fixtures	7 years	3,079,032
Computer equipment	5 years	3,385,467
Computer software	5 years	1,261,095
		7,787,800
Less - Accumulated depreciation		(4,368,533)
		$ 3,419,267

5. CUSTOMER PROTECTION – RESERVES AND CUSTODY SECURITIES

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

6. INCOME TAXES

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state, local, and foreign income taxes.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2002, the Company had net capital as defined by Rule 15c3-1 of $10,129,855 which was $9,879,855 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totalled $2,846,502 in 2002.

In January 2003, the Company made cash distributions of $692,973 to shareholders.

8. COMMITMENTS

The Company leases its office facilities under operating leases with expiration dates through 2011. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2002, are as follows:

Year Ending December 31,		Amount
2003	$	575,670
2004		673,643
2005		638,998
2006		644,774
2007		644,774
2008 and thereafter		1,008,575
Total	$	4,186,434

9. EMPLOYEE BENEFITS

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the plan after six months of service and attaining age 21. The Plan allows participants to make pretax contributions up to 60% of their base salary, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

At December 31, 2002, the Company had no obligation to provide other post-retirement benefits to current or former employees.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfil its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The establishment of short positions exposes the Company to off-balance-sheet market risks in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

As of December 31, 2002, the Company had no financial instruments with off-balance sheet risk of loss.

11. RELATED PARTY TRANSACTIONS

During the year, the Company purchased treasury shares from an employee of the company at fair market value.